NEWS RELEASE

Endeavour Reports Record Silver Production and Sales Revenues in Third
Quarter, 2007; Cash Costs Remained High In Q3 But Starting To Fall;
Teleconference Scheduled for Thursday, November 15, 11:30 AM PST

Vancouver, Canada - November 15, 2007 - Endeavour Silver Corp. (EDR: TSX, EXK: AMEX and EJD: DBFrankfurt) today reported record quarterly silver production and sales revenues for the 3rd Quarter, 2007. Sales rose 174% to US$7.69 million and production climbed 74% to 577,384 oz silver from the Company’s two mines in Mexico compared to the 3rd Quarter, 2006.

Silver production rose 34% and sales revenues were 21% higher compared to Q2, 2007. Year to date, silver production from the Guanacevi Mines Project in Durango and the Bolanitos Mines Project in Guanajuato totals 1,498,618oz and 4,305 oz gold (1,735,393 oz Ag equivalent), well on track towards meeting the Company’s revised production forecast of 2 million oz silver in 2007.

Cost of sales amounted to US$6.87 million (up 259% compared to Q3, 2006) resulting in a cash-flow from operations of US$4.3 million (up 209% compared to Q3, 2006) and a small mine operating loss of US$0.81 million. The loss for the Third Quarter rose to $4.22 million ($0.09 per share) compared to $1.73 million ($0.04 per share) in Q3, 2006.

Consolidated cash costs remained high during the Third Quarter at US$10.90 per oz compared to $5.09 per oz in the 3rd Quarter 2006. However, cash costs at the Company’s principal silver mining operation at Guanacevi, Durango fell slightly to US$9.54 per oz for the quarter compared to US$10.34 in the 2nd Quarter 2007. The newly acquired Bolanitos mining operation in Guanajuato remains a high cost operation while management develops the new mine plan to focus on higher grade reserve blocks. This plan should be in place by year-end.

Bradford Cooke, Chairman and CEO, commented, “Endeavour enjoyed another record quarter of silver production in Q3, 2007. Notwithstanding certain issues and delays experienced by the Guanacevi plant expansion and Bolanitos mine development projects, the Company once again added to its track record for strong production growth quarter-on-quarter.”

“The cost reduction programs initiated by management during the 3rd quarter started to positively impact operations at Guanacevi in September. Management anticipates further reductions in cash costs over the next few quarters as the plant upgrade projects reach completion at Guanacevi and the mine expansion and grade control projects take full effect at both operations. We are confident Endeavour will continue to grow production at a steady pace and improve its operating performance going forward.”

The Q3, 2007 Financial Statements and Management Discussion and Analysis have been filed on SEDAR and are reported in US$. Silver equivalents are based on a 50 silver: 1 gold ratio using $12 silver and $600 gold. Financial and operating highlights were as follows:

Financial Highlights

º	Sales revenues	$7.69 million
º	Cash-flow from operations	$4.34 million
º	Mine operating earnings (loss)	$(0.81 million)
º	Net profit (loss)	$(4.22 million)
º	Profit (loss) per share	$(0.09)
º	Realized silver price per oz	$11.42
º	Cash cost per silver oz	$10.90
º	Working capital	$33.00 million

Operating Highlights

º	Silver production	577,384 oz
º	Gold production	1,804 oz
º	Silver equivalent production	667,584 oz
º	Silver Recoveries	67.8%
º	Gold Recoveries	74.4%

Corporate Highlights

  Delineated new high grade lead-zinc-copper-gold-silver mineralized vein zone at La Cometa property, Parral project, Chihuahua, Mexico and initiated next phase of drilling at Guanacevi and Bolanitos projects

  Completed new lined tailings facility and Merrill Crowe silver recovery circuit at Guanacevi plant, repaired cone crusher and re-arranged flotation circuit at Bolanitos plant, metal recoveries starting to rise at both operations

  Initiated ore grade and mine dilution control programs at Guanacevi and Bolanitos mines, ore grades starting to rise at both operations

  Made management changes in Mexico, reduced 2007 production forecast to 2.0 million oz silver

The Company realized a Mine Operating Loss of $0.81 million from its mining and milling operations on sales of $7.69 million for the 3rd Quarter ended September 30, 2007. Cost of sales was $6.87 million and depreciation and depletion amounted to $1.62 million.

The Operating Loss for the 3rd Quarter was $2.58 million, after Exploration costs of $1.11 million, and Stock Based Compensation of $ 0.62 million. This compares to an Operating Profit of $8,000 against cost of sales totaling $1.91 million in Q3, 2006.

Foreign exchange gains were $0.91 million during the quarter compared to $0.12 million in the 3rd Quarter of 2006 and realized gain on marketable securities was $0.16 million compared to nil in the corresponding quarter of 2006.

The cash cost per oz of silver produced in the 3rd Quarter 2007 was US$10.90 per oz compared to $5.09 per oz in the 3rd Quarter 2006. The higher cash costs in Q2 and Q3, 2007 are attributed to a combination of reduced productivity and metal recoveries at the Guanacevi plant due to delays in the plant upgrade projects, lower production grades at Guanacevi due to mine dilution and the processing of lower grade stockpiles, the consolidation of the newly acquired but higher cash cost Bolanitos Mines Project and rising operating costs of labour, fuel, explosives, etc.

For both Guanacevi and Bolanitos, the company has been temporarily incurring additional operating costs as we implement our expansion and efficiency programs. The plant upgrade projects at Guanacevi are finally starting to have a positive impact on operations. The cash cost per oz at Guanacevi for the 3rd Quarter 2007 was US$9.54 per oz for the quarter compared to US$10.34 in the 2nd Quarter 2007. The mine expansion projects at Bolanitos are also starting to have a positive impact as mine output rose in the 3rd quarter compared to the 2nd quarter, 2007.

On the balance sheet, the Company holds $5.2 million of asset backed commercial paper (ABCP), which matured in September. Due to disruptions in these markets, the funds were not repaid when due to the Company. The major holders of this ABCP entered into an interim standstill arrangement (Montreal Agreement) to restructure these investments and no final resolution has yet been achieved. Based on discussions with our advisor, the Company has re-classified its ABCP’s as Short Term Investments rather than Cash Equivalents and provided an impairment of $634,000 or approximately 12% discount based on market expectation of recoverable amount and the timeline of recovery.

A conference call to discuss the Q3, 2007 results will be held on Thursday, November 15th at 11:30 AM Pacific Standard Time (2:30 PM EST). To participate in the conference call, please dial the following:

º  1-866-542-4236 Canada & USA (Toll-Free)
º 416-641-6125 Toronto area callers
º No pass code necessary

A replay of the conference call will be available until November 30, 2007 by dialing 1-800-408-3053 in Canada & USA (Toll-free) or 416-695-5800 in the Toronto area. The required pass code is 3242518. A simultaneous webcast of the conference call will be posted on the home page of the company's website, www.edrsilver.com.

Endeavour Silver Corp. (EDR: TSX,EXK: AMEX, EJD: DBFrankfurt) is a small-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. The expansion programs now underway at Endeavour’s two operating mines, Guanacevi in Durango and Bolanitos in Guanajuato, coupled with the Company’s aggressive acquisition and exploration programs in Mexico should enable Endeavour to join the ranks of top primary silver producers worldwide.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

Bradford J. Cooke
Chairman and CEO

For more information, please contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email investorrelations@edrsilver.com or visit our website, www.edrsilver.com. The TSX Exchange has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”. We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies. Resource and production goals and forecasts may be based on data insufficient to support them. Godfrey Walton, P.Geo. and/or Bradford Cooke, P.Geo. are the Qualified Persons for the Company as required by NI 43-101. The Company expressly disclaims any obligation to update any forward-looking statements. We seek safe harbour.

ENDEAVOUR SILVER CORP.
CONSOLIDATED BALANCE SHEET
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars)

		September 30,	December 31,
	Notes	2007	2006
			restated
ASSETS			note 4 (d)

Current assets
Cash and cash equivalents		$20,327	$31,870
Short term investments	6	4,569	-
Marketable securities	9	3,947	3,072
Accounts receivable and prepaids	10	5,809	3,104
Inventories		4,093	3,332
Due from related parties		-	34
Total current assets		38,745	41,412

Long term deposits		841	-
Mineral property, plant and equipment	11	44,306	21,317
Total assets		$83,892	$62,729

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities		$5,199	$3,046
Income taxes payable		192	4
Total current liabilities		5,391	3,050

Asset retirement obligations	12	1,377	954
Future income tax liability		4,609	2,968

Total liabilities		11,377	6,972

Non-controlling interest		-	1,198

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued
and outstanding 48,323,087 shares (2006 - 42,373,988 shares)	Page 5	85,190	63,353
Contributed surplus		8,694	5,064
Accumulated comprehensive income	4	667	212
Deficit		(22,036)	(14,070)
Total shareholders' equity		72,515	54,559
		$83,892	$62,729

Nature of Operations (note 1)

Approved on behalf of the Board

/s/ Bradford Cooke	/s/ Godfrey Walton
Director	Director

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, except for shares and per share amounts)

		Three Months Ended		Nine Months Ended
	Notes	Sept 30, 2007	Sept 30, 2006	Sept 30, 2007	Sept 30, 2006

Sales		$7,686	$2,805	$21,301	$9,636

Cost of sales		6,872	1,912	15,531	4,650
Depreciation and depletion		1,621	313	3,189	1,558
Exploration		1,112	-	4,213	-
General and administrative	5	39	572	3,426	1,838
Stock-based compensation		617	-	4,317	3,177
Operating profit (loss)		(2,575)	8	(9,375)	(1,587)

Foreign exchange gain (loss)		908	120	2,559	(415)
Income (loss) from property option interest		-	-	-	122
Realized gain (loss) on marketable securities		163	-	443	-
(Impairment) on asset backed commercial paper	6	(634)		(634)
Investment and other income		-	372	544	773

Income (loss) before taxes and other items		(2,138)	500	(6,463)	(1,107)
Non-controlling interest		-	(2,004)	(1,483)	(1,215)
Income tax recovery (provision)	16	(1,513)	(227)	(20)	(1,026)
Income (loss) for the period		(3,651)	(1,731)	(7,966)	(3,348)

Other comprehensive income, net of tax
Unrealized gain (loss) on marketable securities		(554)	-	(137)	-
Reclassification adjustment for gain (loss) included in net income		291	-	80	-
		(263)	-	(57)	-
Comprehensive income (loss) for the period		(3,914)	(1,731)	(8,023)	(3,348)

Basic and diluted loss per share based on income (loss)		$(0.08)	$(0.04)	$(0.18)	$(0.09)

Weighted average number of shares outstanding		47,442,239	40,123,105	44,332,454	36,443,383

See the accompanying notes to the consolidated financial statements.

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENT OF CASH FLOW
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars)

		Three Months Ended		Nine Months Ended
		Sept 30,	Sept 30,	Sept 30,	Sept 30,
	Notes	2007	2006	2007	2006

Operating activities
Loss for the period		$(3,651)	$(152)	$(7,966)	$(3,347)
Items not affecting cash:
Stock-based compensation		617	-	4,317	3,177
Depreciation and depletion		1,621	313	3,189	1,558
Income from option interest in mineral properties		-	11	-	(122)
Non-controlling interest		-	426	1,483	1,215
Future income tax loss (recovery)		2,064	(53)	(212)	(359)
Unrealized foreign exchange loss		(328)	-	(302)	-
Impairment of asset backed commercial paper	6	634	-	634	-
Gain on marketable securities		(416)	35	(416)	-
Net changes in non-cash working capital	14	3,803	825	(736)	(1,506)
Cash from (used for) operations		4,344	1,404	(9)	616

Investing activites
Property, plant and equipment expenditures		(6,200)	(2,471)	(14,163)	(6,181)
Investment in asset backed commercial paper	6	(5,203)	-	(5,203)
Acquisition of subsidiary, net of cash acquired		-	(278)	-	(408)
Long term deposits		3	-	(841)	-
Investment in marketable securities	8	(191)	(844)	(871)	(2,238)
Proceeds from sale of marketable securities		237	-	1,168	-
Cash used in investing activities		(11,354)	(3,594)	(19,910)	(8,828)

Financing activities
Common shares issued		3,207	6,154	8,376	28,337

Cash from financing activites		3,207	6,154	8,376	28,337

Increase in cash and cash equivalents		(3,803)	3,964	(11,543)	20,124
Cash and cash equivalents, beginning of period		24,130	32,531	31,870	16,371
Cash and cash equivalents, end of period		$20,327	$36,495	$20,327	$36,495

See note 14 for supplementary cash flow information.